SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

KT Corporation 2025 Q4 Earnings Release Conference Call

	1. Date	February 10, 2026 at 15:00 (KST)
	2. Participants	Analysts and Institutional Investors
	3. Purpose	2025 Q4 Earnings Release
	4. Method	Conference Call
	5. Agenda	Earnings results for 2025 Q4, Q&A Session
	6. Date of Determination	February 3, 2026
7. IR Material	Upload Date	February 10, 2026
	Website	http://corp.kt.com
	8. Additional Details Relevant to Investment Consideration	–Relevant materials will be uploaded on KT’s IR website on February 10, 2026. –The conference call will be webcasted live on the KT Website.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2026
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Okdong Yoo
Name: Okdong Yoo
Title: IR Team Leader